Citigroup Center

153 East 53rd Street

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Christopher A. Kitchen To Call Writer Directly: 212 446-4988 ckitchen@kirkland.com	212 446-4800 www.kirkland.com	Facsimile: 212 446-4900

May 14, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Pamela A. Long

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	Innophos Holdings, Inc.

Registration Statement on Form S-3

Originally filed April 17, 2008

File No. 333-150297

Annual Report on Form 10-K for the fiscal year ended December 31, 2007

File No. 1-33124

Definitive Proxy Statement on Schedule 14A

Filed April 28, 2008

Innophos, Inc.

Annual Report on Form 10-K for the fiscal year ended December 31, 2007

Filed March 24, 2008

File No. 333-129951

Dear Ms. Long:

On behalf of our clients, Innophos, Inc., a Delaware corporation (the “Company”) and Innophos Holdings, Inc., a Delaware corporation (“Holdings” and together with the Company, the “Companies”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-3 of the Company (the “Registration Statement”). A copy of Amendment No. 1 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This amendment reflects certain revisions to Part II of the Registration Statement and attached a revised Exhibit 5.1, each in response to the comment letter to Mr. Randolph Gress, the Company’s Chief Executive Officer, dated May 13, 2008 from the staff of the Commission (the “Staff”).

Innophos Holdings, Inc.

May 14, 2008

The numbered paragraphs below set forth the Staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement

Undertakings, page 11-3

1.	Since this is not a primary offering, please remove the undertakings under subparagraphs (i), (ii), (iii), and (iv) of paragraph (a)(4).

Response: In response to the Staff’s comment, Holdings has deleted the referenced undertakings from the Registration Statement.

2.	Since Rule 430A is inapplicable to this offering, please remove the undertakings under subparagraphs (i) and (ii) of paragraph (f).

Response: In response to the Staff’s comment, Holdings has deleted the referenced undertakings from the Registration Statement.

3.	Unless the securities being registered are to be offered at competitive bidding, please remove the undertaking under paragraph (c).

Response: In response to the Staff’s comment, Holdings has deleted the referenced undertakings from the Registration Statement.

Exhibit 5.1

4.	We note the statement “We assume no obligation to revise or supplement this opinion should the General Corporation Law of the State of Delaware be changed by legislative action, judicial decision or otherwise.” Since the opinion must speak as of the registration statement’s effective date, please delete this statement. Alternatively, file a new opinion immediately before the registration statement’s effectiveness.

Response: In response to the Staff’s comment, Holdings has filed a revised opinion as Exhibit 5.1 to Amendment No. 1 that deletes the referenced statement.

Annual Report on Form 10-K of Holdings

Exhibit Index

5.	It appears that Holdings is requesting confidential treatment for portions of exhibits 10.3 and 10.5. If the exhibits are incorporated by reference in future filings, indicate in the exhibit index by footnote or otherwise that portions of exhibits 10.3 and 10.5 are subject to a confidential treatment application and are omitted and filed separately with the Commission.

Response: In response to the Staff’s comment, Holdings hereby confirms that it will indicate in any exhibit index to future filings that incorporates by reference exhibit

Innophos Holdings, Inc.

May 14, 2008

10.3 or exhibit 10.5 to the Annual Report on Form 10-K of Holdings for the year ended December 31, 2007 that portions of such exhibits are subject to a confidential treatment application and are omitted and filed separately with the Commission. Promptly upon final resolution of the Staff’s comments both to the Registration Statement and to the Company’s application for confidential treatment, originally filed with the Commission on March 24, 2008, with respect to certain exhibits to each of the Company’s and Holdings’ Annual Reports on Form 10-K for the year ended December 31, 2007 (the “Holdings 10-K), Holdings will file an amended Annual Report on Form 10-K for the year ended December 31, 2007 which will indicate in the exhibit index thereto that portions of exhibit 10.3 or exhibit 10.5 to the 10-K are subject to a confidential treatment application and are omitted and filed separately with the Commission.

Exhibit 21.1

6.	List also in future filings the state or other jurisdiction of incorporation or organization of each subsidiary. See Item 601(b)(21) of Regulation S-K.

Response: In response to the Staff’s comment, Holdings hereby confirms that it will list the state or other jurisdiction of incorporation or organization of each subsidiary in future filings pursuant to Item 601(b)(21) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A of Holdings

Setting Compensation, page 21

7.	Disclosure states that Mr. Jose Gonzalez’s pay was compared with nine companies identified by Hewitt engaged in the chemical industry in Mexico with median revenues of $255 million. Identify in future filings the companies with which Mr. Gonzalez’s pay is compared.

Response: In response to the Staff’s comment, Holdings hereby confirms that, so long as Mr. Gonzalez remains a named executive officer, as defined in the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as amended (the “Exchange Act”), it will identify in future filings the companies with which Mr. Jose Gonzalez’s pay is compared.

(2) Stock Awards. page 31

8.	Refer to the disclosure relating to Mr. Louis Calvarin. It is unclear to what (b) after “2006 Restricted Award” relates. Please revise in future filings.

Response: In response to the Staff’s comment, Holdings hereby confirms that it will revise the referenced text in future filings so as to correct the typographical error resulting from the “(b),” thereby clarifying the disclosure.

Employment Agreements, page 38

9.	Disclosure states that Messrs. Randolph Gress, Richard Heyse, William Farran, and Louis Calvarin entered into executive employment agreements effective January 25, 2008. We assume that Holdings intends to filed [sic] the agreements with its quarterly report on Form 10-Q for the quarter ended March 31, 2008. See Item 601(a)(4) of Regulation S-K, and confirm that our understanding is correct.

Innophos Holdings, Inc.

May 14, 2008

Response: In response to the Staff’s comment, Holdings advises the Staff that it filed a form of the referenced executive employment agreements as Exhibit 10.2 to its Current Report on Form 8-K filed with the Commission on May 1, 2008. In addition, Holdings hereby confirms that it will include such disclosures in future filings pursuant to Item 601 of Regulation S-K.

10.	Disclose in future filings all of the material terms of the executive employment agreements for each of the four executives, including, without limitation, the base salary amount and relative level of target bonuses.

Response: In response to the Staff’s comment, Holdings notes that it disclosed the material terms of the referenced executive employment agreements for each of Messrs. Gress, Heyse, Farran and Calvarin, including, without limitation, the base salary amount and the relative level of target bonuses, in response to Item 5.02 in its Current Report on Form 8-K filed with the Commission on May 1, 2008. In addition, Holdings hereby confirms that it will continue to disclose in future filings the material terms of the executive employment agreements for each of Messrs. Gress, Heyse, Farran and Calvarin, including, without limitation, the base salary amount and relative level of target bonuses.

11.	Disclosure states that Mr. Jose Gonzalez’s contract has a stipulated gross salary. Please disclose in future filings the amount of the stipulated gross salary and any other material terms of this agreement.

Response: In response to the Staff’s comment, Holdings hereby confirms that, so long as Mr. Gonzalez remains a named executive officer, as defined in the Exchange Act, it will disclose in future filings the amount of the stipulated gross salary of Mr. Jose Gonzalez’s contract and any other material terms of the referenced agreement.

Annual Report on Form 10-K of the Company

Exhibit Index

12.	It appears that Innophos, Inc. is requesting confidential treatment for portions of exhibits 10.1 and 10.3. If the exhibits are incorporated by reference in future filings, indicate in the exhibit index by footnote or otherwise that portions of exhibits 10.1 and 10.3 are subject to a confidential treatment application and are omitted and filed separately with the Commission.

Response: In response to the Staff’s comment, the Company hereby confirms that it will indicate in any exhibit index to future filings that incorporates by reference exhibit 10.1 or exhibit 10.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 that portions of such exhibits are subject to a confidential treatment application and are omitted and filed separately with the Commission.

Exhibit 21.1

13.	List also in future filings the state or other jurisdiction of incorporation or organization of each subsidiary. See Item 601(b)(21) of Regulation S-K.

Innophos Holdings, Inc.

May 14, 2008

Response: In response to the Staff’s comment, the Company hereby confirms that it will list the state or other jurisdiction of incorporation or organization of each of its subsidiaries in future filings pursuant to Item 601(b)(21) of Regulation S-K.

In addition, each of the Companies hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4988.

Sincerely,

/s/ Christopher A. Kitchen
Christopher A. Kitchen

cc:	Randy Gress

Richard Heyse

William Farran, Esq.

James A. Testa, Esq.

Joshua N. Korff, Esq.

Anne E. Hawkins, Esq.

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